Exhibit 99.1

Gold Royalty Announces Acquisition of Additional Borborema Royalty

Vancouver, British Columbia – January 14, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an agreement to acquire a net smelter royalty (the “Royalty”) on the Borborema gold mine and property (“Borborema Project”) from Dundee Corporation (“Dundee”) for total consideration of US$45 million, comprised of US$30 million in cash and 3,571,429 newly issued common shares of the Company based on a 20-day VWAP of US$4.20.

The Royalty applies to the Borborema Project, operated by Aura Minerals Inc. (“Aura Minerals”). The Royalty rate is 1.5% of net smelter returns on the first 1.5 million ounces (“Moz”) of payable gold production and 1.0% until 2.0 Moz of payable gold is produced (thereafter nil).

The transaction is subject to customary conditions and is currently expected to be completed in January 2026. Taurus Mining Royalty Fund, L.P. (“Taurus”) has notified the Company that it wishes to participate in this investment under the previously announced mutual cooperation agreement between the parties. Taurus intends to acquire an economic interest to one-half of the Royalty acquired under the transaction for US$22.5 million in cash. Taurus’ participation is subject to, among other things, completion of the proposed acquisition and finalizing a definitive participation agreement and other customary conditions.

This additional Borborema Royalty will complement the Company’s existing royalty on the Borborema gold mine which consists of a 2.0% NSR, subject to a stepdown to a 0.5% NSR after 725,000 ounces of payable gold is produced at the mine. The existing royalty is also subject to the operator’s buyback after the earlier of 2.25 Moz payable gold are produced, or the year 2050. Gold Royalty also has an option to receive an additional 0.5% NSR on the Borborema gold mine on repayment of its gold-linked loan, subject to similar buyback rights of the operator.

David Garofalo, Chairman and Chief Executive Officer of Gold Royalty stated: “Our acquisition of an additional royalty on the Borborema Project is a testament to our confidence in the continued performance of the operation and the capabilities of the Aura Minerals team. We are pleased to increase our interest in this high-quality asset and to further strengthen our ties to Brazil, an important global mining jurisdiction. We continue to look for opportunities to expand our asset portfolio and to deploy capital, using a prudent and disciplined approach and prioritizing near-term cash flow from high quality assets”.

“This agreement with Dundee is another example of how our team’s deep connectivity into the metals and mining sector can facilitate our growth even in a competitive royalty landscape through bilaterial, relationship-based transactions.”

About Borborema

The Borborema Project is located in the Seridó region, Rio Grande do Norte State, northeast Brazil. It consists of mining concessions and exploration properties. The mine was built and is operated by Aura Minerals Inc.

On September 23, 2025, Aura Minerals announced that it achieved commercial production at the mine effective September 22, 2025, with the mine operating at 80% of design capacity, processing 4,500 tonnes per day. On January 12, 2026, Aura announced that total production at the mine in Q4 2025 totaled 15,777 gold equivalent ounces, 54% above the previous quarter.

For further information regarding the Borborema Project, please refer to the technical report summary titled “Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande de Norte, Brazil” dated March 28, 2025, with an effective date of January 31, 2023 (the “Borborema Technical Report”) prepared for Aura Minerals and Aura’s other public disclosures, including those referenced herein, which are available under its profiles at www.sedarplus.ca and www.sec.gov.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski
Vice President, Capital Markets

Telephone: (833) 396-3066
Email: info@goldroyalty.com

Notice to Investors

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Except where otherwise stated, the disclosure in this news release relating to the Borborema mine has been derived from the Borborema Technical Report and Aura’s other disclosures identified herein. Such information has not been independently verified by the Company. Specifically, Gold Royalty has limited, if any, access to the property subject to the Royalty. Although Gold Royalty does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the proposed acquisition, Taurus’ proposed participation and the satisfaction of closing conditions to each of them. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including that the conditions to the acquisition will be satisfied or that Taurus and the Company will finalize arrangements for Taurus’ participation in the Royalty. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, the possibility that the acquisition does not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, or at all, and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, its registration statement, prospectuses and prospectus supplements relating to the Offering and its other publicly filed documents, available under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, prospectuses and prospectus supplement, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.